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                                                                       EXHIBIT 4

Special Stock Award Program                                            July 1998
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SUMMARY

     The Special Stock Award Program (the "Program") is a program by which Microsoft will give shares of Microsoft's stock to key employees of the Company.

PURPOSE

     The purpose of the Program is to enable Microsoft to recognize and reward key employees for significant achievements and contributions to the Company's success.

AWARDS

     Awards under the Program have two components:

 . STOCK BONUS. The Recipient of an Award will receive registered shares of the Company's stock, without cost to the Recipient. The shares are given to the Recipient outright, without contingency on continued service and without restrictions on transfer.

 . TAX PAYMENT. Microsoft will calculate all of the Recipient's employment taxes associated with this award (e.g., income tax, FICA) and will remit this amount to the appropriate taxing agencies on the employee's behalf.

     If the Company determines in its sole discretion that it is illegal or inadvisable for it to grant, or for the Key Employee to receive, an Award or some component thereof, the Company retains the right to modify the Award, to grant fractional Awards, to substitute other legal forms of compensation of equal or unequal value, in part or in combination, or to grant nothing at all, at its sole discretion.

TOTAL SHARES

     The total number of shares granted during the life of Program, for all Awards, will not exceed 250,000 shares of Microsoft common stock.

AWARD SIZE

     No Award may be for less than one share. No Award may be for more shares than remain to be granted in the Program (i.e., the maximum number of shares set forth in the paragraph above on Total Shares, net any shares previously Awarded under the Program). Within these limits, the size of the award is at the discretion of the Approvers (defined below).

ELIGIBILITY

     Key employees of the Company are eligible to receive Awards under the Program. Key Employees are defined loosely as those executives, managers, and individual contributors whose achievements or contributions have been or are expected to have a significant effect on the Company's success.

     It is expected that most of the employees who receive Awards under the program will have been identified as Key People in the annual review process. However, being so identified is not a requirement to receive an Award.

PARTICIPATION

     It is anticipated that there will be no greater than 100 awards during any fiscal year. However, the number of Awards in a year may exceed 100 so long as the total number of shares granted under all Awards under the Program does not exceed the total number of shares reserved for the Program, as set forth above in the paragraph on Total Shares.

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Special Stock Award Program                                            July 1998
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APPROVERS

     All Awards under the program will be subject to Executive Committee approval. All Awards will be granted only by action of the Board of Directors or by the Compensation Committee of the Board of Directors ("Compensation Committee").

     All awards to Section 16b Executives must be approved by the Compensation Committee prior to giving the Award. Post facto ratification of an Award to a Section 16b Executive is not sufficient.

IMPLEMENTATION DATE

     The Program will be implemented effective as of July 1, 1998.

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